UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Item 2(d) ☐ Item 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,721,560

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 14,551,348

	10.	Shared Dispositive Power 2,329,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,886,023*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.2%*

14.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also deemed to be beneficially owned by Maurice Marciano’s brother, Paul Marciano, and includable in reports on Schedule 13G filed by Paul Marciano.  If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially own 16.9% of the shares that would be outstanding.

This Amendment No. 10 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Maurice Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006, February 20, 2007, July 23, 2007, October 18, 2007, April 23, 2008 and January 29, 2010.  Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 10 is being made primarily to reflect the sales of shares for portfolio diversification and estate planning purposes.  Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by Maurice Marciano in the Schedule 13D as amended to date.

Item 5.	Interest in Securities of the Issuer

(a) As of April 27, 2010, Mr. Marciano may be deemed to beneficially own 17,886,023 shares of Common Stock which represents 19.2% of the 93,042,288 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.  Of these shares, the following shares are also includable in Section 13 reports by his brother, Paul Marciano: 2,329,942 shares as a result of shared investment power over such shares, 1,650,000 shares as a result of Paul Marciano’s shared voting power over such shares and 1,004,733 shares as a result of Paul Marciano’s sole investment power over such shares.  If the 2,169,705 of these shares in which Maurice Marciano holds no pecuniary interest are subtracted to eliminate double counting, Maurice Marciano would be deemed to beneficially own 16.9% of such outstanding shares.  As of March 22, 2010, there were 92,897,088 shares of Common Stock outstanding, as reported in the Annual Report on Form 10-K of the Issuer for the year ended January 30, 2010.

(b) The 17,886,023 shares that may be deemed to be beneficially owned by Maurice Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of Shares		Voting Power	Investment Power
Direct	39,150		Sole	Sole

As sole trustee of Maurice Marciano Trust	12,166,928		Sole	Sole

As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70		Sole	Sole

As member of Marciano Financial Holdings II, LLC	2,329,942	*	Sole as to 815,479 None as to remainder	Shared

As member of MNM Capital Holdings, LLC	2,200,000		Sole as to 550,000 None as to remainder	Sole

As trustee of a member of G Financial Holdings, LLC	1,000,000	**	Sole	None

As sole trustee of JS GRAT	4,733	**	Sole	None

Exercisable options	145,200		Sole	Sole

* Maurice Marciano has a pecuniary interest in only 1,164,970 of these shares.  Because investment power over all shares held by this entity is shared with his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

** Maurice Marciano has no pecuniary interest in these shares. Because investment power over all shares held by this entity is held by his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

(c) During the past sixty days, Mr. Marciano may be deemed to have effected the following sales pursuant to routine brokerage transactions in the open market.

Date	Number of Shares		Price per Share
March 25, 2010	20,000	(1)	$47.99	(2)
March 25, 2010	100,000		$47.82
March 26, 2010	50,000	(1)	$47.85	(3)
March 29, 2010	10,000	(1)	$47.75
March 31, 2010	45,000		$47.40
April 1, 2010	20,000	(1)	$47.15	(4)
April 1, 2010	75,000		$47.05	(5)
April 5, 2010	175,000		$47.31	(6)
April 6, 2010	305,000		$47.16
April 6, 2010	89,000		$47.19
April 7, 2010	180,000		$47.07	(7)
April 9, 2010	35,200		$47.00
April 12, 2010	95,800		$47.02	(8)
April 12, 2010	127,500		$47.00	(9)
April 14, 2010	200,000		$47.16	(10)
April 15, 2010	227,500		$47.31	(11)
April 16, 2010	150,000		$47.18	(12)

Where average prices are indicated in the footnotes below, the details of the amounts and prices will be provided to the Issuer, any shareholder of the Issuer or the SEC on request.

(1) Mr. Marciano has no pecuniary interest in these sales by the Maurice Marciano Family Foundation, a charitable foundation.

(2) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.77 to $48.21.

(3) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.75 to $47.92.

(4) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.09 to $47.20.

(5) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.02 to $47.10.

(6) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.25 to $47.35.

(7) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.00 to $47.18.

(8) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.01 to $47.05.

(9) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.00 to $47.01.

(10) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.04 to $47.33.

(11) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.15 to $47.70.

(12) The reported price represents the weighted average price for shares sold in multiple transactions ranging from $47.09 to $47.35.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the sales listed in Item 5(c) above, between March 25, 2010 and April 5, 2010, the Maurice Marciano Trust sold, in accordance with Rule 10b5-1 under the Exchange Act, an aggregate of 10,000 covered call options with respect to an aggregate of 1,000,000 shares of Common Stock of the Company.  The options, which have an exercise price of $50.00 and expiration dates ranging from October 25, 2010 to November 5, 2010, were sold for an aggregate premium of $3,136,990 (an average of approximately $3.14 per share).  The options, which are listed on the Chicago Board Options Exchange, may be exercised by the holders thereof only on the respective expiration dates and must be settled (if at all) with shares of Common Stock.  The underlying shares with respect to the options are pledged by the Maurice Marciano Trust until such time as the options expire.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 27, 2010

/s/ Maurice Marciano

MAURICE MARCIANO